Acadia Realty Trust

1311 Mamaroneck Avenue, Suite 260

White Plains, NY 10605

June 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acadia Realty Trust

Form 10-K for the year ended December 31, 2005

File No. 001-12002

Ladies and Gentlemen:

In connection with responding to a comment from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Acadia Realty Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Keith Pisani of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6053.

Sincerely,

/s/ Michael Nelsen

Michael Nelsen

Senior Vice President and

Chief Financial Officer

cc: Keith D. Pisani, Esq.